UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-13468

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1015 Third Avenue

Seattle, Washington 98104

206-674-3400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.l2d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Expeditors International of Washington, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2023	EXPEDITORS INTERNATIONAL OF WASHINGTON, INC. (Registrant)

	By:	/s/ JEFFREY F. DICKERMAN
	Name:	Jeffrey F. Dickerman
	Title:	Senior Vice President, General Counsel & Secretary